PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

August 12, 2008

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File *No. 82-4248*

08004516

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Second Quarter 2008 Report and the related press release. This information is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this matter.

dw 8/28

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo /AMS

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Washington, DC
↘ 103

News release

Swiss Re

Swiss Re reports net income of CHF 0.6 billion in the second quarter 2008
Strong performance in Property & Casualty and Life & Health businesses
Earnings per share of CHF 1.70
Annualised return on equity of 8.5%

Contact:

Media Relations, Zurich
Telephone +41 43 285 7171

Corporate Communications, London
Telephone +44 20 7933 3445

Corporate Communications, Asia
Telephone +852 2582 3660

Corporate Communications, New York
Telephone +1 212 317 5663

Investor Relations, Zurich
Telephone +41 43 285 4444

Swiss Reinsurance Company Ltd
Mythenquai 50/60
P.O. Box
CH-8022 Zurich

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Zurich, 5 August 2008 – Swiss Re reported net income of CHF 0.6 billion for the second quarter of 2008 despite the continuing challenging financial market environment. The Property & Casualty and Life & Health businesses continued to deliver strong performance. Earnings per share were CHF 1.70. Annualised return on equity was 8.5%. Swiss Re is very strongly capitalised with a significant excess over the capital required for a AA rating.

Jacques Aigrain, Swiss Re's Chief Executive Officer, said: "The continued strong performance of Property & Casualty and Life & Health demonstrates our ability to generate healthy operating earnings, even in challenging market conditions. The financial market turbulence continues, but, despite this, we are strongly capitalised and our investment portfolio remains sound."

Swiss Re reported net income of CHF 0.6 billion or CHF 1.70 per share for the second quarter of 2008. Return on equity was equivalent to an annualised rate of 8.5% for the quarter and 8.4% for the half year. The unrealised mark-to-market loss on the structured credit default swaps in run-off was CHF 362 million for the quarter. While this business is in run-off, Swiss Re continues to be exposed to market value fluctuations on the underlying securities and estimates mark-to-market losses on the structured credit default swaps in run-off of CHF 163 million for the month of July 2008.

Compared to the first quarter of 2008, shareholders' equity decreased 8% in the second quarter to CHF 25.6 billion due to valuation effects on the investment portfolio of CHF 1.7 billion, resulting from interest rate moves and dividends paid of CHF 1.3 billion. At the end of July 2008, the Group had completed 49% of its CHF 7.75 billion share buy-back programme target, ahead of schedule and reflecting Swiss Re's solid capital base. Book value per share was CHF 77.65 at the end of June, compared to CHF 83.26 at the end of March 2008.

Swiss Re's businesses continued to generate strong results. Property & Casualty once again delivered strong performance with an excellent combined ratio of 92.3%, demonstrating Swiss Re's

effective cycle management. Against a background of a softening pricing cycle, the Group's focus on underwriting quality and careful risk selection enabled Property & Casualty to deliver operating income of CHF 0.8 billion, despite sharply lower investment return allocation in the quarter.

Life & Health operating income was CHF 0.6 billion, an increase of 1% compared to the second quarter of 2007, benefiting from significantly improved mortality and morbidity experience. Relative to the first quarter of 2008, Admin Re® business was impacted by lower investment gains.

Financial Markets delivered operating income of CHF 1.3 billion, excluding the mark-to-market loss on the structured credit default swaps in run-off, reflecting a solid investment yield of 5.2%. Annualised return on investments (which excludes the impact of the structured credit default swaps in run-off) was 3.0% for the quarter. The decrease in the return on investments was mainly due to the impact of the Group's hedging programmes. The programmes are effective as they protect the portfolio against the risk of impairments, but lead, in the shorter term, to volatility in Swiss Re's return on investments on an accounting basis. The Group's investment portfolio quality continues to be high, with only minor impairments totalling CHF 175 million and low net exposure to listed equities.

Jacques Aigrain said: "The difficult market environment also creates new opportunities. Underpinned by its strict underwriting discipline, expansion in emerging markets and new product offerings, Swiss Re has the execution capability and capital strength to seize these opportunities."

As a case in point, on 5 August 2008, Swiss Re agreed to acquire Barclays Life Assurance Company Ltd for a cash purchase price of GBP 753 million. Swiss Re will acquire approximately 760 000 life insurance and pension policies, as well as annuity contracts, representing approximately GBP 6.8 billion in invested assets. The transaction is accretive to economic and US GAAP earnings and is expected to achieve an ROE in excess of Swiss Re's over-the-cycle target of 14%. This transaction has no effect on Swiss Re's previously announced share buy-back programme – the buy-back of CHF 7.75 billion of shares is expected to be completed as scheduled by April 2010.

Swiss Re anticipates additional demand for life and non-life run-off solutions, which will allow the Group to further grow its Admin Re® business in the United Kingdom and North America, and to venture into new markets as opportunities arise. Swiss Re's latest securitisation, the USD 150 million of multi-peril natural catastrophe

protection through the Vega capital programme, affirms Swiss Re's leading role in insurance-linked securities product innovation.

Swiss Re maintains its targets of earnings per share growth of 10% and return on equity of 14% over the cycle.

Media conference call

Swiss Re will hold a media conference call this morning at 10.30 am (CET). The slides for the first quarter results are available on www.swissre.com. You are kindly requested to dial in 10 minutes prior to the start using the following numbers:

From Switzerland:	+41 (0)44 800 9674
From Germany:	+49 (0)69 9897 2623
From France:	+33 (0)1 70 99 4283
From UK:	+44 (0)20 7138 0845

Analysts' conference call

Swiss Re will hold an analysts' conference call this afternoon at 2 pm (CET). You are kindly requested to dial in 10 minutes prior to the start using the following numbers:

From Switzerland:	+41 (0)44 800 9659
From Germany:	+49 (0)69 9897 2622
From France	+33 (0)1 7099 4270
From UK:	+44 (0)20 7138 0809
From US:	+1 718 354 1158

Notes to editors

Swiss Reinsurance Company Ltd

Swiss Re is a leading and highly diversified global reinsurer. The company operates through offices in more than 25 countries. Founded in Zurich, Switzerland, in 1863, Swiss Re offers financial services products that enable risk-taking essential to enterprise and progress. The company's traditional reinsurance products and related services for property and casualty, as well as the life and health business are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management. Swiss Re is rated "AA-" by Standard & Poor's, "Aa2" by Moody's and "A+" by A.M. Best.

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- changes in global economic conditions and the risk of a global economic downturn;
- direct and indirect impact of continuing deterioration in the credit markets, and further adverse rating actions by credit rating agencies in respect of structured

credit products or other credit-related exposures and of monoline insurance companies;

- the occurrence of other unanticipated market developments or trends;
- the ability to maintain sufficient liquidity and access to capital markets;
- the cyclicality of the reinsurance industry;
- uncertainties in estimating reserves;
- the effect of market conditions, including the global equity and credit markets, and the level and volatility of equity prices, interest rates, currency values and other market indices;
- changes in Swiss Re's investment results;
- uncertainties in valuing credit default swaps and other credit-related instruments;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of Swiss Re's subsidiaries;
- political risks in the countries in which Swiss Re operates or in which it insures risks;
- extraordinary events affecting Swiss Re's clients and other counterparties, such as bankruptcies, liquidations and other credit-related events;
- risks associated with implementing Swiss Re's business strategies;
- the impact of current, pending and future legislation, regulation and regulatory and legal actions;
- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- changing levels of competition; and
- operational factors, including the efficacy of risk management and other internal procedures in managing the foregoing risks.

These factors are not exhaustive. Swiss Re operates in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. Swiss Re undertakes no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Swiss Re

Second Quarter Report 2008

Key information

Corporate highlights

- Net income of CHF 0.6 billion, down 53% with strong operating performance; earnings per share of CHF 1.70; book value per share of CHF 77.65
- Return on equity of 8.5% (annualised); shareholders' equity of CHF 25.6 billion
- Property & Casualty reported operating income of CHF 0.8 billion with a combined ratio of 92.3%
- Life & Health operating income of CHF 0.6 billion; benefit ratio of 77.5%
- Financial Markets delivered a return on investments of 3.0% (annualised)
- Structured credit default swaps in run-off generated a further unrealised mark-to-market loss of CHF 362 million in the second quarter
- Share buy-back reached CHF 3.8 billion by the end of July 2008; 49% of CHF 7.75 billion target completed

Financial highlights (unaudited)
For the three months ended 30 June

CHF millions, unless otherwise stated	2007	2008	Change in %
Property & Casualty			
Premiums earned	4843	**3452**	–29
Combined ratio, traditional business in %	90.6	**92.3**	
Life & Health			
Premiums earned	3112	**2662**	–14
Benefit ratio %	89.6	**77.5**	
Financial Markets			
Operating income	2479	**951**	–62
Return on investments in %	5.2	**3.0**	
Group			
Premiums earned	7955	**6114**	–23
Net income	1194	**564**	–53
Earnings per share in CHF	3.50	**1.70**	–51
Shareholders' equity (31.12.2007/30.06.2008)	31867	**25573**	–20
Return on equity in %, (annualised)	15.9	**8.5**	
Number of employees[1] (31.12.2007/30.06.2008)	11702	**11687**	

[1] Permanent staff

Financial strength ratings

as of 31 July 2008	S&P	Moody's	A.M. Best
Rating	AA-	Aa2	A+
Outlook	stable	stable	stable

Share performance

Market information as of 31 July 2008	
Share price (in CHF)	65.60
Market capitalisation (in CHF millions)	23160

Performance	2003–31 July 2008 (p.a.)	**Year to 31 July 2008**
Swiss Re in %	–5.6	**–18.5**
Swiss Market Index in %	8.1	**–15.8**
DJ Europe STOXX Insurance Index in %	3.3	**–25.1**



Share price in CHF
Annual performance in %
200
180
160
140
120
100
80
60
40
20
0
40
20
0
–20
–40
2003
2004
2005
2006
2007
2008
Swiss Re
Swiss Market Index
DJ Europe STOXX Insurance Index

Contents

Letter to shareholders



From left:
Peter Forstmoser
Chairman of the Board of Directors
Jacques Aigrain
Chief Executive Officer

Dear shareholders,

Faced with a challenging environment, characterised by turbulent financial markets, Swiss Re continued to deliver strong operating performance in the Property & Casualty and Life & Health businesses. Annualised return on investments was 3% for the second quarter of 2008. Net income was disappointing at CHF 0.6 billion or CHF 1.70 per share, down 53% from the same quarter in 2007. Last year's second quarter result benefited from realised gains; the second quarter of 2008, however, was impacted by realised losses, and further mark-to-market losses on the structured credit default swaps in run-off of CHF 362 million; this is in line with our June 2008 communication.

Return on equity was an annualised rate of 8.5% for the quarter and 8.4% for the half year. Book value per share was CHF 77.65 at the end of June 2008, compared to CHF 83.26 at the end of March 2008.

Leveraging our strengths
Swiss Re delivered strong performance in Property & Casualty with an excellent combined ratio of 92.3%. As a comparison to our peers, the more relevant combined ratio that excludes the unwind of discount was an even better 90.3%. We remain committed to premium rate adequacy in order to preserve the quality of Swiss Re's earnings. As a result, Property & Casualty delivered sound operating income of CHF 0.8 billion in the face of declining cession rates and continuing pressure on prices. Our policy of actively managing the cycle goes beyond merely withdrawing capacity; it also focuses on reducing earnings volatility. The recent quota share arrangement with Berkshire Hathaway illustrates this and improves our capital flexibility.

Life & Health operating income was stable at CHF 0.6 billion. While the result benefited from significantly improved mortality and morbidity experience, it was impacted by a lower investment result in the period. We completed the fourth variable annuity reinsurance transaction in a series of deals with a single client, demonstrating the potential of this business to create a flow of future income. Admin Re® was somewhat weaker over the same quarter of the previous year, as operating improvements were offset by low investment returns.

Financial Markets delivered operating income of CHF 1.3 billion, excluding the mark-to-market loss on the structured credit default swaps in run-off. Annualised return on investments was 3.0 % for the quarter, or a solid 4.4% for the half year. Compared to the second quarter of 2007, the return was lower as we incurred unrealised mark-to-market losses on derivatives used to adjust our interest rate duration. These hedges are effective from an economic standpoint, but lead, in the short term, to accounting related volatility in our earnings. This is because the market value changes in the hedges are recognised immediately in earnings while changes in the value of our investments are typically recognised in shareholders' equity. We have a low exposure to listed equities, with significant hedging protection in place. The running yield continues to be strong at 5.2%.

Swiss Re has the execution capability and capital strength to seize new opportunities the difficult market environment creates. Additional demand for life and non-life run-off solutions will allow us to grow our Admin Re® business and other lines of business, and to potentially venture into new markets as opportunities arise. We also expect investors to increasingly look for instruments that are uncorrelated to the financial markets downturn, a development we believe will allow us to expand our insurance-linked financial products business. Our latest natural catastrophe securitisation, Vega, affirms Swiss Re's role in insurance-linked securities product innovation as it provides transparency to investors by utilising index- and modelled loss-based triggers with fixed risk profiles.

Book value

Per common share (CHF)
as of 31 December, current year as of 30 June


61.78
73.87
86.21
92.00
77.65
2004
2005
2006
2007
2008

Largest ever Admin Re® transaction

On 5 August 2008, Swiss Re agreed to acquire Barclays Life Assurance Company Ltd for a cash purchase price of GBP 753 million, which represents a significant discount to embedded value. Swiss Re will acquire a closed book of approximately 760 000 life insurance and pension policies, as well as annuity contracts, representing approximately GBP 6.8 billion in invested assets and an annual premium income of approximately GBP 350 million. The transaction is accretive to economic and US GAAP earnings and is expected to achieve an ROE in excess of Swiss Re's over-the-cycle target of 14%.

Strong capital base

Swiss Re is focused on providing clients, counterparties and shareholders with a sound capital base, one consistent with a AA financial strength rating. In fact, the company operates with substantial excess capital. Compared to the capital requirement for a AA financial strength rating, excess capital stood at CHF 8.8 billion as of 31 December 2007. This strong capital base has been the backbone of our resilience over a long and successful history. It is the foundation that gives our clients confidence that we can help them achieve their business goals, and it also allows us to seize value-creating opportunities in the insurance market. The closed book transaction with Barclays Life described above is a case in point.

Current accounting rules under both IFRS and US GAAP are focused on valuing assets at market prices where feasible. Unfortunately, this creates an imbalance as insurance liabilities are not valued on a mark-to-market basis. Given this lack of symmetry, interest rate related changes in the market value of our assets are not matched by a corresponding change in the economic value of our insurance liabilities. When interest rates go up, as was the case in the second quarter of 2008 for a large part of our fixed income portfolio, the value of our assets on a mark-to-market basis is technically lower. This results in a short-term reduction in shareholders' equity and book value per share. The accounting mismatch adds to the complexity, and it was with that in mind that we communicated our Economic Value Management (EVM) results in May 2008.

Swiss Re focuses its investment philosophy on the asset-liability matching principle. This means that the duration of the assets generally matches the estimated duration of the liabilities. We have the ability to hold our fixed income securities until maturity and are not forced sellers. The remaining asset price movements in shareholders' equity tend to reverse over time as underlying securities mature. From an economic perspective, higher interest rates are relatively beneficial to our industry as they generate higher investment yields.

Impairments were marginal at CHF 175 million in the quarter, which demonstrates our cautious selection of assets in our investment portfolio and their very high average rating. Equity exposure has been systematically hedged as well as largely reduced in absolute amount. This allowed us to avoid, notwithstanding mark-to-market effects on listed and unlisted equity securities, any significant net losses in equity investments in the second quarter of 2008.

Due to valuation effects on our investments of CHF 1.7 billion and dividends paid of CHF 1.3 billion, shareholders' equity decreased 8% to CHF 25.6 billion in the second quarter of 2008. Our share buy-back programme currently stands at 49% of our CHF 7.75 billion target and is expected to be completed as scheduled by April 2010. The transaction with Barclays Life has no effect on the programme. This is further testimony to our robust capital base.

Into July

For the month of July 2008, we estimate mark-to-market losses on the structured credit default swaps in run-off of CHF 163 million. While our investment portfolio and the structured credit default swaps are still exposed to market volatility, our capital base and earnings power remain strong, providing us with ample resources to grow our business.

New senior appointments

Swiss Re's Board of Directors has appointed Stefan Lippe as Deputy CEO. In addition, Stefan will succeed Andreas Beerli as Chief Operating Officer, effective 1 September 2008. Andreas will remain a Member of the Executive Committee until he retires on 30 June 2009. Andreas has served Swiss Re for over twenty years, providing an important contribution to the company's development as a leading and highly diversified global reinsurer. He was Managing Director of our business in Italy, and Head of the Americas Division between 2000 and 2005. In his current role as Chief Operating Officer, he played a pivotal role in the successful integration of GE Insurance Solutions, Swiss Re's largest ever acquisition. His drive, energy and dedication have been an example to us all and we would like to express our gratitude and sincere appreciation of his commitment to Swiss Re and to you, our shareholders.

At Swiss Re, we understand how crucial disciplined underwriting is to the success of your company. Consequently, the Board of Directors has appointed Brian Gray, currently Head of Property & Specialty, as Chief Underwriting Officer and Member of the Executive Committee. Brian will take up his duties as of 1 September 2008. These appointments demonstrate that we have the necessary talent within the company to extend Swiss Re's leadership in risk management solutions in a changing risk transfer landscape.

Well equipped for the future

The insurance and financial market environment is unlikely to become any less demanding in the short term. However, we believe that this environment offers fresh opportunities for well capitalised companies such as Swiss Re. We will stay focused on our clients and our operational performance. We will continue to enhance and integrate our traditional and capital market product offerings in order to close attractive deals. Despite the challenges, we are confident that Swiss Re's solid capital base, combined with our strict underwriting discipline, expansion in emerging markets and new product offerings will result in economic profit growth and increased return on equity for you, our shareholders.

Zurich, 5 August 2008

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Key events

18 April
144th Annual General Meeting
Shareholders approved an 18% increase in dividend to CHF 4.00 per share

7 May
Swiss Re's GlobeCat transaction named Deal of the Year
Energy Risk magazine named Swiss Re's USD 85 million GlobeCat transaction, covering windstorm events in the US as well as earthquakes in California and Central America, Deal of the Year

26 May
Swiss Re recognised as admitted reinsurer in Brazil
Swiss Reinsurance America Corporation and Swiss Reinsurance Company Ltd were recognised as admitted reinsurers with the ability to sell reinsurance in the newly de-regulated Brazil marketplace

11 June
Joint operations for electronic data exchange in accounting and settlement launched
Swiss Re and global insurance broker Guy Carpenter successfully implemented joint operations for electronic data exchange in accounting and settlement

30 June
Swiss Re obtained USD 150 million natural catastrophe protection
Swiss Re obtained USD 150 million protection against North Atlantic hurricane, European windstorm, Californian earthquake and Japanese typhoon through a natural catastrophe protection programme named Vega Capital Ltd

Group

Strong performance in Property & Casualty and Life & Health was partly offset by a lower investment result in the wake of continuing volatility in the capital markets. Net income was CHF 0.6 billion for the second quarter of 2008 with earnings per share of CHF 1.70.

Group results

Swiss Re reported net income of CHF 0.6 billion in the second quarter of 2008, representing a 53% decrease, compared to the second quarter of 2007. Earnings per share were 51% lower at CHF 1.70.

The Swiss franc increased 16% against both the US dollar and the British pound versus second quarter 2007 average rates. As Swiss Re's business is global, currency fluctuations can markedly affect the comparison of year-on-year reported income statement and balance sheet figures.

Premiums earned declined 23% to CHF 6.1 billion, mainly as a result of disciplined underwriting, the quota share agreement with Berkshire Hathaway, as well as the impact of foreign exchange movements.

The Group's investment income and net realised gains include the investment result from assets backing unit-linked and with-profit policies. These returns are credited to policyholders' accounts and therefore excluded from the following comments on the investment performance of the Group.

Net investment income was CHF 2.0 billion, a 22% decrease compared to the prior year period. Investment income from corporate and government bonds increased 5% at constant foreign exchange rates, more than offset by the negative performance of listed and private equity. Foreign exchange movements had a negative effect of 10% quarter on quarter.

Income statement

CHF millions, for the three months ended 30 June	2007	2008	Change in %
Revenues			
Premiums earned	7955	**6114**	–23
Fee income from policyholders	278	**201**	–28
Net investment income	2922	**2287**	–22
Net realised investment gains/losses	1292	**–1714**	–
Other revenues	87	**36**	–59
Total revenues	12534	**6924**	–45
Expenses			
Claims and claim adjustment expenses	–3139	**–2122**	–32
Life and health benefits	–3017	**–2039**	–32
Interest credited to policyholders	–1755	**395**	–
Acquisition costs	–1557	**–1216**	–22
Other expenses	–1141	**–778**	–32
Interest expenses	–401	**–393**	–2
Total expenses	–11010	**–6153**	–44
Income before income tax expense	1524	**771**	–49
Income tax expense	–330	**–207**	–37
Net income	1194	**564**	–53

Net realised investment losses were CHF 0.7 billion compared to nil in the second quarter of 2007. This decrease was primarily due to a further unrealised mark-to-market loss of CHF 362 million on the structured credit default swaps in run-off, losses on derivatives used for hedging corporate bond exposure and mark-to-market losses on portfolios designated as trading.

Other revenues decreased 59% to CHF 36 million in the second quarter of 2008.

Claims and claim adjustment expenses decreased 32% to CHF 2.1 billion. The reduction was a combination of low natural catastrophe and man-made losses, strict underwriting, the quota share agreement with Berkshire Hathaway and foreign exchange effects. Prior year claims development was slightly positive, mainly due to better than expected experience in the property and specialty lines of business.

Life and health benefits decreased 32% to CHF 2.0 billion, mainly as a result of better mortality and morbidity experience compared to the same quarter in 2007, and foreign exchange movements.

Interest credited to policyholders reflects the investment performance on the underlying assets, which is passed through to contract holders. In the second quarter of 2008, an investment loss of CHF 0.4 billion was passed through to policyholders, compared to an investment gain of CHF 1.8 billion in the prior year period.

Acquisition costs decreased 22% to CHF 1.2 billion. The acquisition cost ratio was 19.9% in the second quarter of 2008, compared to 19.6% in the same period of the previous year.

Other expenses decreased 32% to CHF 0.8 billion in the second quarter of 2008, compared to the second quarter of 2007, mainly due to lower variable compensation and foreign exchange movements.

Interest expenses decreased 2% to CHF 393 million.

For the second quarter of 2008, the Group's effective tax rate was 26.8%, compared to 21.7% in the same period of the previous year, resulting in a total tax charge of CHF 207 million.

Shareholders' equity decreased 8% to CHF 25.6 billion compared to the end of the first quarter of 2008. This decline is mainly due to a decrease in unrealised gains of CHF 1.7 billion, caused by higher interest rates and credit spread widening, and dividends paid of CHF 1.3 billion in the second quarter of 2008, partially offset by positive foreign exchange impacts of CHF 0.5 billion.

Book value per share was CHF 77.65 at the end of June 2008, compared to CHF 83.26 at the end of the first quarter of 2008.

For the second quarter of 2008, annualised return on equity was 8.5%, compared to 15.9% for the same quarter of the prior year.

Income reconciliation

The income reconciliation table reconciles the income from the business segments and the operations of the Corporate Centre with the Group's consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses, and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded from the assessment of each segment's performance.

Income reconciliation

CHF millions, for the three months ended 30 June	2007	2008	Change in %
Operating income			
Property & Casualty	1637	**826**	–50
Life & Health	553	**557**	1
Financial Markets	2479	**951**	–62
Allocation	–2461	**–1319**	–46
Total operating income	2208	**1015**	–54
Corporate Centre expenses	–73	**–50**	–32
Items excluded from the segments:			
Net investment income	35	**60**	71
Net realised investment gains/losses	–254	**–142**	–44
Foreign exchange gains/losses	28	**251**	–
Financing costs	–359	**–312**	–13
Other income/expenses	–61	**–51**	–16
Net income before tax	1524	**771**	–49

Property & Casualty

Property & Casualty operating income decreased 50% to CHF 0.8 billion in the second quarter of 2008, compared to CHF 1.6 billion in the same period of the previous year. Excluding the impact of net realised investment gains or losses, the result of the Property & Casualty segment decreased 24%.

The second quarter result of 2008 reflected strict underwriting across all lines of business, a lower investment result as well as favourable reserve developments, mainly in the property line of business. Net investment income decreased 17% to CHF 0.9 billion, compared to CHF 1.1 billion in the second quarter of 2007. The decrease was 7% at constant foreign exchange rates. Net realised losses were CHF 0.3 billion, compared to realised gains of CHF 0.1 billion in the same period of the previous year.

Net premiums earned decreased 29% to CHF 3.5 billion from CHF 4.8 billion in the second quarter of 2007, due to strictly controlled underwriting, the quota share agreement with Berkshire Hathaway, and foreign exchange movements. At constant foreign exchange rates, premiums decreased 22% compared to 2007.

The combined ratio for the second quarter of 2008 was 92.3%, compared to 90.6% in the second quarter of the previous year. Prior year claims development was marginally positive for the reporting period. The property business benefited from lower man-made and natural catastrophe claims, compared to the second quarter of 2007, resulting in a combined ratio of 64.9% compared to 79.6% in the same period of 2007. The casualty combined ratio was 116.5%, compared to 109.7% in the second quarter of 2007. The increase was mainly driven by poor experience in workers' compensation business. Specialty combined ratio increased to 94.0% from 77.2%, mainly due to the credit business, partially offset by the positive performance of aviation and engineering business.

Life & Health

Operating income remained stable at CHF 0.6 billion in the second quarter of 2008. Favourable morbidity in the traditional health and Admin Re® segments together with improved mortality in the traditional life business in North America and Europe were offset by lower investment returns. Investment returns included net realised gains in 2007 compared to net realised losses in 2008. Admin Re® recorded an operating loss of CHF 22 million as a result of net realised investment losses; the underlying business performed at expected levels. Excluding foreign exchange effects and the impact of net realised gains or losses, Life & Health operating income rose 67%.

Premiums and fee income decreased 16%, or 4.2% at constant foreign exchange rates, to CHF 2.9 billion. In the traditional life and health business the decrease was primarily due to lower in-force and new business volumes in Europe, as well as to lower volumes in the US. The decline in Admin Re® income was driven by the run-off nature of the portfolio and the sale of the new business operations of Tomorrow (the rebranded GE Life UK) to LV= (formerly known as Liverpool Victoria) in December 2007.

The benefit ratio, calculated as claims divided by premiums earned, both of which exclude unit-linked and with-profit business, decreased to 77.5% in the second quarter of 2008, compared to 89.6% in the same quarter of 2007. Across North America and Europe, the benefit ratio improved primarily due to the favourable morbidity and mortality experience.

Financial Markets

The annualised return on investments, which excludes the mark-to-market loss on the structured credit default swaps in run-off, was 3.0% in the second quarter of 2008, compared to 5.2% in the same quarter of the previous year. For the first half of 2008, the return on investments was 4.4% in comparison to 5.3% in 2007.

Net assets under management were CHF 158.0 billion at the end of June 2008, compared to CHF 158.2 billion at the end of March 2008. The positive effect in foreign exchange rates was more than offset by the change in market values.

Operating income for the quarter was CHF 1.0 billion, compared to CHF 2.5 billion in the second quarter of 2007.

Net investment income decreased 15% to CHF 1.9 billion versus the second quarter of 2007. At constant foreign exchange rates net investment income decreased 5%. The running yield increased to 5.2% from 5.0% in the respective periods.

Net realised losses amounted to CHF 0.9 billion in the second quarter of 2008, compared to gains of CHF 0.3 billion in the second quarter of 2007. This change was primarily due to the mark-to-market loss on the trading portfolios and interest rate derivatives, as well as to realised losses on the sale of corporate bonds. Interest rate derivatives are used to match the fixed income portfolio to the duration of the insurance liabilities. The hedges were effective from an economic standpoint, but contribute, in the shorter term, to volatility in the Group's return on investment.

In addition, the structured credit default swaps in run-off incurred a further mark-to-market loss of CHF 362 million in the second quarter of 2008.

The decrease in expenses of CHF 125 million, which are included in net investment income, was mainly driven by lower variable compensation.

Net unrealised gains were CHF 1.0 billion at the end of the second quarter of 2008, compared to CHF 3.4 billion at the end of the first quarter of 2008. The decrease was mainly due to credit spread widening and an increase in interest rates.

At the end of June 2008, the credit spread exposure – as measured by stress loss to widening credit spreads based on the largest spread increases during any six-month period between 1998 and 2007 – was reduced by means of credit default swaps from a gross exposure of CHF 2.9 billion to a net stress exposure of CHF 2.5 billion.

Swiss Re's exposure to publicly traded equities was reduced by means of equity derivatives from a gross exposure of CHF 0.7 billion at the end of June 2008 to CHF 0.6 billion on a net basis. The stress test exposure is measured by assuming a 30% fall in equity markets with a simultaneous increase in volatility.

Outlook

The outlook remains challenging in the short term due to the volatility of capital markets and the softening property and casualty pricing cycle. Nevertheless, this offers opportunities for soundly capitalised companies, and Swiss Re continues to work hard to deliver economic profit growth through innovative and efficient solutions for its clients. Swiss Re maintains its focus on active cycle management and careful risk selection. At the same time, it continues to manage volatility on both sides of the balance sheet through active hedging of both underwriting and investment exposures. Swiss Re remains committed to its targets of 14% ROE and 10% compound EPS growth over the cycle.

Income statement (unaudited)

CHF millions	Note	Three months ended 30 June 2007	2008	Six months ended 30 June 2007	2008
Revenues					
Premiums earned	7, 10	7955	**6114**	16046	**12571**
Fee income from policyholders	7, 10	278	**201**	491	**384**
Net investment income	2, 10	2922	**2287**	5116	**4666**
Net realised investment gains/losses	2, 10	1292	**-1714**	2360	**-3855**
Other revenues	10	87	**36**	154	**105**
Total revenues		12534	**6924**	24167	**13871**
Expenses					
Claims and claim adjustment expenses	7, 10	-3139	**-2122**	-6551	**-4680**
Life and health benefits	7, 10	-3017	**-2039**	-5910	**-4312**
Interest credited to policyholders	10	-1755	**395**	-2391	**1526**
Acquisition costs	7, 10	-1557	**-1216**	-3114	**-2545**
Other expenses	10	-1141	**-778**	-2191	**-1560**
Interest expenses	10	-401	**-393**	-737	**-823**
Total expenses		-11010	**-6153**	-20894	**-12394**
Income before income tax expense		1524	**771**	3273	**1477**
Income tax expense		-330	**-207**	-750	**-289**
Net income		1194	**564**	2523	**1188**
Earnings per share in CHF					
Basic	8	3.50	**1.70**	7.26	**3.54**
Diluted	8	3.22	**1.65**	6.70	**3.43**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Note	31.12.2007	30.06.2008
Investments	2, 3, 4		
Fixed income securities:			
Available-for-sale, at fair value (including 9 045 in 2007 and 9 333 in 2008 subject to securities lending and repurchase agreements) (amortised cost: 2007: 105 995; 2008: 90 338)		107 810	**89 262**
Trading (including 15 000 in 2007 and 6 178 in 2008 subject to securities lending and repurchase agreements)		51 793	**42 900**
Equity securities:			
Available-for-sale, at fair value (including 1 528 in 2007 and 110 in 2008 subject to securities lending and repurchase agreements) (amortised cost: 2007: 9 039; 2008: 3 951)		10 759	**4 471**
Trading		22 103	**17 238**
Policy loans, mortgages and other loans		7 414	**6 384**
Investment real estate		2 682	**2 377**
Short-term investments, at amortised cost which approximates fair value		8 786	**12 921**
Other invested assets		16 465	**14 275**
Total investments		227 812	**189 828**
Cash and cash equivalents		11 531	**10 891**
Accrued investment income		2 139	**1 936**
Premiums and other receivables		14 341	**14 344**
Reinsurance recoverable on unpaid claims and policy benefits	7	14 232	**12 657**
Funds held by ceding companies		14 205	**13 043**
Deferred acquisition costs	5, 7	5 152	**4 792**
Acquired present value of future profits	5	6 769	**5 912**
Goodwill		4 897	**4 485**
Income taxes recoverable		1 049	**962**
Other assets		5 160	**10 916**
Total assets		307 287	**269 766**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Note	31.12.2007	30.06.2008
Liabilities			
Unpaid claims and claim adjustment expenses	7	88528	**80005**
Liabilities for life and health policy benefits	3, 7	50026	**44461**
Provisions for linked liabilities	7	41340	**34613**
Unearned premiums		7722	**9070**
Funds held under reinsurance treaties		8377	**7055**
Reinsurance balances payable		5384	**5396**
Income taxes payable		679	**812**
Deferred and other non-current taxes		3817	**2521**
Short-term debt	6	12658	**10597**
Accrued expenses and other liabilities		33552	**28669**
Long-term debt	6	23337	**20994**
Total liabilities		275420	**244193**
Shareholders' equity			
Common stock, CHF 0.10 par value			
2007: 370386755; 2008: 353054960 shares authorised and issued		37	**35**
Additional paid-in capital		11208	**9746**
Treasury shares		–1540	**–1289**
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred taxes		3119	**–137**
Cumulative translation adjustments, net of deferred taxes		–2554	**–4378**
Accumulated adjustment for pension and post-retirement benefits, net of deferred taxes		–115	**65**
Total accumulated other comprehensive income		450	**–4450**
Retained earnings		21712	**21531**
Total shareholders' equity		31867	**25573**
Total liabilities and shareholders' equity		307287	**269766**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)

For the twelve months of 2007 ended 31 December and the six months of 2008 ended 30 June

CHF millions	2007	2008
Common shares		
Balance as of 1 January	37	37
Cancellation of shares bought back		–2
Balance as of period end	37	35
Additional paid-in capital		
Balance as of 1 January	11 136	11 208
Issue of common shares	38	
Cancellation of shares bought back		–1 453
Share-based compensation	–18	–6
Realised gains/losses on treasury shares	52	–3
Balance as of period end	11 208	9746
Treasury shares		
Balance as of 1 January	–272	–1 540
Purchase of treasury shares	–2 574	–1 584
Cancellation of shares bought back		1 453
Sales of treasury shares	1 306	382
Balance as of period end	–1 540	–1 289
Net unrealised gains/losses, net of tax		
Balance as of 1 January	2 230	3 119
Change during the period	889	–3 223
Cumulative effect of adoption of SFAS 159		–33
Balance as of period end	3 119	–137
Foreign currency translation		
Balance as of 1 January	–205	–2 554
Change during the period	–2 349	–1 824
Balance as of period end	–2 554	–4 378
Adjustment for pension and other post-retirement benefits		
Balance as of 1 January	–724	–115
Change during the period	609	180
Balance as of period end	–115	65
Retained earnings		
Balance as of 1 January	18 682	21 712
Net income	4 162	1 188
Dividends on common shares	–1 162	–1 331
Cumulative effect of adoption of FIN 48	30	
Cumulative effect of adoption of SFAS 158		–31
Cumulative effect of adoption of SFAS 159		–7
Balance as of period end	21 712	21 531
Total shareholders' equity	31 867	25 573

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income (unaudited)

	Three months ended 30 June		Six months ended 30 June	
CHF millions	2007	**2008**	2007	**2008**
Net income	1 194	**564**	2 523	**1 188**
Other comprehensive income, net of tax:				
Change in unrealised gains/losses	–1 222	**–1 679**	–1 355	**–3 256**
Change in foreign currency translation	220	**374**	255	**–1 824**
Change in adjustment for pension benefits	131	**151**	137	**180**
Comprehensive income/loss	323	**–590**	1 560	**–3 712**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the six months ended 30 June

CHF millions	2007	2008
Cash flows from operating activities		
Net income	2 523	**1 188**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	378	**401**
Net realised investment gains/losses	–2 360	**3 855**
Change in:		
Technical provisions, net	637	**–3 632**
Funds held by ceding companies and other reinsurance balances	–1 396	**62**
Other assets and liabilities, net	1 168	**–2 723**
Income taxes payable/recoverable	73	**215**
Income from equity-accounted investees, net of dividends received	–252	**–71**
Trading positions, net	–2 133	**3 818**
Securities purchased/sold under agreement to resell/repurchase, net	196	**–5 637**
Net cash provided/used by operating activities	–1 166	**–2 524**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	25 884	**34 623**
Purchases	–29 997	**–26 475**
Net purchase/sale/maturities of short-term investments	45	**–4 106**
Equity securities:		
Sales	3 931	**5 908**
Purchases	–2 830	**–1 198**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	1 274	
Net purchases/sales/maturities of other investments	–1 824	**–1 292**
Net cash provided/used by investing activities	–3 517	**7 460**
Cash flows from financing activities		
Issuance of long-term debt	2 224	**460**
Issuance/repayment of short-term debt	1 590	**–2 519**
Equity issued	33	
Purchase/sale of treasury shares	–1 739	**–1 205**
Dividends paid to shareholders	–1 218	**–1 331**
Net cash provided/used by financing activities	890	**–4 595**
Total net cash provided/used	–3 793	**341**
Effect of foreign currency translation	188	**–981**
Change in cash and cash equivalents	–3 605	**–640**
Cash and cash equivalents as of 1 January	13 606	**11 531**
Cash and cash equivalents as of 30 June	10 001	**10 891**

The accompanying notes are an integral part of the Group financial statements.

Interest paid during 2008 was CHF 1 173 million including interest paid on repurchase agreements. Income tax paid during 2008 was CHF 128 million.

In accordance with the changes in the balance sheet and the income statement, the cash flow line items for 2007 have been adjusted. Cash flows originated from Financial Services' assets and liabilities are reallocated according to the origin of the cash flow (operating/investing/financing).

Notes to the Group financial statements (unaudited)

1 Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company Ltd (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, direct clients and others worldwide through reinsurance brokers and a network of offices in over 25 countries.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. All significant inter-company transactions and balances have been eliminated on consolidation.

These interim financial statements should be read in conjunction with the Swiss Re Group's financial statements for the year ended 31 December 2007.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates based on historical information, actuarial analyses, financial modeling, and other analytical techniques. Actual results could differ significantly from the estimates described above.

Valuation of financial assets

The fair value of the majority of the Group's financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded derivative instruments, most mortgage-backed and asset-backed securities and listed equity securities. In markets with reduced or no liquidity, spreads between bid and offer prices are normally wider compared to spreads in highly liquid markets. Such market conditions affect the valuation of certain asset classes of the Group, such as some asset-backed securities as well as certain derivative structures referencing such asset classes.

The Group considers both the credit risk of its counterparties, and own risk of non-performance in the valuation of certain financial instruments. In determining fair value of the financial instruments, the assessment of the Group's exposure to the credit risk of our counterparties incorporates consideration of existing collateral and netting arrangements entered into with each counterparty. The measure of the counterparty credit risk is estimated for derivative instruments and other over-the-counter financial assets with incorporation of the observable credit spreads, where available, or credit spread estimates derived based on the benchmarking techniques where market data is not available. The impact of the Group's own risk of non-performance is analysed in the manner consistent with the aforementioned approach; with consideration of the Group's observable credit spreads. The value representing such risk is incorporated into the fair value of the financial instruments (primarily derivatives), in a liability position as of the measurement date. The change in this adjustment from period to period is reflected in realised gains and losses in the income statement.

There can also be differences between the market values implied by collateral requested by counterparties and the prices observed in the markets. The Group has provided collateral on all financial instruments, including the structured credit default swap, in excess of the market value estimate of CHF 865 million. For these assets or derivative structures, the Group uses market prices or inputs derived from market prices. A separate internal price verification process, independent of the trading function, provides an additional control over the market prices or market input used to determine the fair values of such assets. Whilst management considers that appropriate values have been ascribed to such assets, current market conditions increase the level of uncertainty and judgment over these valuations. Subsequent valuations could differ significantly from the results of the process described above. The Group may become aware of counterparty valuations, either directly through the exchange of information, or indirectly, for example, through collateral demands. Any implied differences are considered in the independent price verification process and may result in adjustments to initially indicated valuations.

Recent accounting guidance

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The Group adopted the provisions of SFAS 158 for the year ended 31 December 2006 except for the provision to measure plan assets and benefit obligations as of the date of the employers' fiscal year end statement of financial condition. The Group adopted the final provision as of 1 January 2008. Refer to Note 9 for further information.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a new definition and framework for determining fair value and expands the required disclosures for assets and liabilities recorded at fair value. This statement applies to all assets and liabilities measured at fair value which are required or allowed by other standards with limited exceptions. The Group adopted SFAS 157 as of 1 January 2008. See Note 3 for further information.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 enables entities to elect to measure specified financial assets and liabilities at fair value on an instrument-by-instrument basis and expands the ability to use fair value measurements with financial instruments and certain other items for which fair value measurement was not previously permitted. The Group adopted SFAS 159 and applied the fair value option as of 1 January 2008. See Note 3 for further information.

On 30 April 2007, the Financial Accounting Standards Board issued FSP FIN 39-1 "Amendment of FASB Interpretation No. 39" (FIN 39-1). FIN 39-1 impacts master netting arrangements, which are part of derivative transactions, by allowing net derivative positions to be offset against the fair value of amounts (or amounts that approximate fair value) recognised as the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The Group adopted FIN 39-1 as of 1 January 2008. Refer to Note 4 for further information.

2 Investments

Investment income

Net investment income by source for the periods ended 30 June was as follows:

CHF millions	Three months ended 30 June 2007	2008	Six months ended 30 June 2007	2008
Fixed income securities	1938	1669	3597	3543
Equity securities	383	303	524	489
Policy loans, mortgages and other loans	158	121	315	227
Investment real estate	58	61	111	118
Short-term investments	109	72	249	149
Other current investments	77	89	104	136
Share in earnings of equity-accounted investees	221	68	254	101
Cash and cash equivalents	77	74	163	174
Deposits with ceding companies	210	169	372	286
Gross investment income	3231	**2626**	5689	**5223**
Investment expenses	–155	–211	–263	–360
Interest charged for funds held	–154	–128	–310	–197
Net investment income	2922	**2287**	5116	**4666**

Dividends received from investments accounted for using the equity method were CHF 2 million and CHF 30 million for the six months ended 30 June for 2007 and 2008, respectively.

Net investment income includes income on unit-linked business and with-profit business, which are credited to policyholders. For the three months ended 30 June for 2007 and 2008, unit-linked income was CHF 271 million and CHF 228 million, respectively. For the six months ended 30 June for 2007 and 2008, unit-linked income was CHF 405 million and CHF 421 million, respectively. With-profit investment income for the three months ended 30 June 2007 and 2008, was CHF 102 million and CHF 60 million, respectively. For the six months ended 30 June 2007 and 2008, with-profit investment income was CHF 162 million and CHF 138 million.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the periods ended 30 June were as follows:

CHF millions	Three months ended 30 June 2007	2008	Six months ended 30 June 2007	2008
Fixed income securities available-for-sale:				
Gross realised gains	111	427	252	615
Gross realised losses	–159	–423	–288	–506
Equity securities available-for-sale:				
Gross realised gains	613	236	1134	739
Gross realised losses	–48	–19	–91	–729
Other-than-temporary impairments	–30	–175	–160	–361
Net realised investment gains /losses on trading securities	169	–513	457	–931
Change in net unrealised investment gains on trading securities	850	–1327	1032	–3416
Other investments:				
Gross realised/unrealised gains/losses	47	–171	279	231
Foreign exchange gains/losses	–261	251	–255	503
Net realised investment gains/losses	1292	**–1714**	2360	**–3855**

Proceeds from the sales of fixed income securities available-for-sale amounted to CHF 9668 million and CHF 23246 million for the three months ended 30 June, and CHF 20009 million and CHF 32525 million for the six months ended 30 June for 2007 and 2008, respectively. Sales of equity securities available-for-sale amounted to CHF 2310 and CHF 1018 million for the three months ended 30 June, and CHF 4643 million and CHF 5923 million for the six months ended 30 June 2007 and 2008, respectively.

Net realised investment gains/losses include income on unit-linked and with-profit business, which are credited to policyholders. For the three months ended 30 June for 2007 and 2008, unit-linked gains/losses were CHF 1 288 million and CHF –852 million, respectively. For the six months ended 30 June 2007 and 2008, unit-linked gains/losses were CHF 1 589 million and CHF –2 280 million. With-profit realised gains/losses for the three months ended 30 June 2007 and 2008, were CHF 27 million and CHF –121 million, respectively. For the six months ended 30 June 2007 and 2008, with-profit realised gains/losses were CHF 17 million and CHF –449 million.

For 2008, net realised investment gains/losses include all foreign exchange gains/losses remeasurement. For 2007, the foreign exchange gains/losses remeasurement on operational debt is included in interest expenses. The total foreign exchange impact for the three months ended 30 June 2007, including the remeasurement on operational debt, was CHF 28 million.

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2007 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	22743	678	–96	23325
States of the United States and political subdivisions of the states	1417	46	–11	1452
United Kingdom	11096	261	–65	11292
Canada	3708	1040	–4	4744
Germany	2228	50	–22	2256
France	1196	11	–24	1183
Other	7293	281	–41	7533
Total	49681	2367	–263	51785
Corporate debt securities	25117	650	–747	25020
Mortgage-backed and asset-backed securities	31197	246	–438	31005
Fixed income securities available-for-sale	105995	3263	–1448	107810
Equity securities available-for-sale	9039	2205	–485	10759

As of 30 June 2008 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	18151	426	–163	18414
States of the United States and political subdivisions of the states	263	27	–1	289
United Kingdom	9698	94	–218	9574
Canada	3723	597	–18	4302
Germany	1353	11	–37	1327
France	1156	11	–34	1133
Other	6707	176	–192	6691
Total	41051	1342	–663	41730
Corporate debt securities	22768	457	–1397	21828
Mortgage-backed and asset-backed securities	26519	161	–976	25704
Fixed income securities available-for-sale	**90338**	**1960**	**–3036**	**89262**
Equity securities available-for-sale	**3951**	**1246**	**–726**	**4471**

Investments trading

Fixed income securities and equity securities classified as trading as of 31 December 2007 and 30 June 2008 were as follows:

CHF millions	As of 31 December 2007	As of 30 June 2008
Debt securities issued by governments and government agencies	14738	12143
Corporate debt securities	18894	17559
Mortgage-backed and asset-backed securities	18181	13198
Fixed income securities trading	51793	**42900**
Equity securities trading	22103	**17238**

Mortgages, loans and real estate

As of 31 December 2007 and 30 June 2008, investments in mortgages and other loans and real estate comprised the following:

	As of 31 December 2007		As of 30 June 2008	
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Policy loans, mortgages and other loans	7414	7414	**6384**	**6384**
Investment real estate	2682	3937	**2377**	**3455**

As of 31 December 2007 and 30 June 2008, the Group's investment in mortgages and other loans included CHF 216 million and CHF 214 million, respectively, of loans due from employees and CHF 415 million and CHF 427 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

As of 31 December 2007 and 30 June 2008, investments in real estate included CHF 64 million and CHF 13 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 30 million and CHF 22 million for the six months ended 30 June for 2007 and 2008, respectively. Accumulated depreciation on investment real estate totalled CHF 508 million and CHF 479 million as of 31 December 2007 and 30 June 2008, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

3 Fair value disclosures

As of 1 January 2008, the Swiss Re Group adopted SFAS No.157 "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It requires disclosures of the Group's assets and liabilities that are measured at fair value.

Fair value, as defined by SFAS 157, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS 157 requires all assets and liabilities that are measured at fair value to be categorised within the fair value hierarchy. This three-level hierarchy is based on the observability of the inputs used in the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Group has the ability to access. Level 1 inputs are the most persuasive evidence of fair value and are to be used whenever possible.

Level 2 inputs are market based inputs that are directly or indirectly observable but not considered Level 1 quoted prices. Level 2 inputs consist of (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities in non-active markets (e.g. markets which have few transactions and prices are not current or price quotations vary substantially); (iii) inputs other than quoted prices that are observable (e.g. interest rates, yield curves, volatilities, prepayment speeds, credit risks and default rates); and (iv) inputs derived from, or corroborated by, observable market data.

Level 3 inputs are unobservable inputs. These inputs reflect the Group's own assumptions about market pricing using the best internal and external information available.

The types of instruments valued based on quoted market prices in active markets include most US government and sovereign obligations, active listed equities and most money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Group does not adjust the quoted price for such instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage and asset-backed products, less liquid listed equities, state and municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

Exchange-traded derivative instruments typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are considered to be actively traded or not.

Certain financial instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity, less liquid corporate debt securities and certain asset-backed securities. Certain over-the-counter derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Pursuant to the election of the fair value option, the Group classifies certain Life & Health policy reserves to level 3 of the fair value hierarchy. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

When the Group uses multiple inputs in a single valuation, the lowest level input that is significant determines the measurement of fair value for an asset or liability.

Assets and liabilities measured at fair value on a recurring basis

As of 30 June 2008, the fair values of assets and liabilities measured on a recurring basis by level of input were as follows:

CHF millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impact of netting[1]	Total
Assets					
Fixed income securities	12077	103913	16172		132162
Equity securities	19751	1736	222		21709
Derivative financial instruments	3144	69811	13818	-82166	4607
Other assets	44	235	1829		2108
Total assets at fair value	**35016**	**175695**	**32041**	**-82166**	**160586**
Liabilities					
Derivative financial instruments	-3388	-70699	-15657	84739	-5005
Liabilities for life and health policy benefits			-110		-110
Accrued expenses and other liabilities	-2119	-1297	-73		-3489
Total liabilities at fair value	**-5507**	**-71996**	**-15840**	**84739**	**-8604**

[1] FIN 39 permits the netting of derivative receivables and derivative payables when a legally enforceable master netting agreement exists between two counter parties. A master netting agreement provides for the net settlement of all contracts, as well as cash collateral, through a single payment, in a single currency, in the event of default or on the termination of any one contract.

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

CHF millions	Fixed income securities	Equity securities	Derivative financial instruments	Other assets	Total
Assets					
Beginning balance as of 1 January 2008	8887	140	2685	1498	13210
Realised/unrealised gains/losses:					
Included in net income	-255	38	1970	-52	1701
Included in other comprehensive income	-35	-1		-43	-79
Purchases, issuances, and settlements	1665	21	9132	407	11225
Transfers in and/or out of Level 3	5659	22	42	111	5834
Impact of foreign exchange	251	2	-11	-92	150
Ending balance as of 30 June 2008	**16172**	**222**	**13818**	**1829**	**32041**

	Liabilities for life and health policy benefits	Derivative financial instruments	Accrued expenses and other liabilities	Total
Liabilities				
Beginning balance as of 1 January 2008	−102	−3942	−170	−4214
Realised/unrealised gains/losses:				
Included in net income	3	−2996		−2993
Included in other comprehensive income		15		15
Purchases, issuances, and settlements		−8715	69	−8646
Transfers in and/or out of Level 3		14	33	47
Impact of foreign exchange	−11	−33	−5	−49
Ending balance as of 30 June 2008	**−110**	**−15657**	**−73**	**−15840**

Fixed income securities transferred into Level 3 during the first half of 2008 include asset-backed securities, for which limited liquidity existed at the end of the second quarter. In the published first quarter financial statements these assets were reported in the "Purchases, issuances, and settlements" line.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The gains and losses relating to the assets and liabilities measured at fair value using significant unobservable inputs (Level 3) for the six months ended 30 June 2008 were as follows:

CHF millions	Net realised investment gains / losses
Gains/losses included in net income for the period	−1291
Whereof change in unrealised gains or losses relating to assets and liabilities still held at the reporting date	−1033

Fair value option

SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities", permits the choice to measure specified financial assets and liabilities at fair value on an instrument-by-instrument basis.

The Group elected the fair value option for positions in the following line items in the balance sheet:

Fixed income securities trading
During the period, the Group has elected the fair value option for specific investments acquired within a transaction. These securities are classified as debt securities under the Group's accounting policies. Upon election of the fair value option the securities are classified as trading, with changes in fair value recorded in earnings. The primary reason for electing the fair value option is to mitigate volatility in earnings as a result of using different measurement attributes.

Equity securities trading
As of 1 January, the Group has elected the fair value option for an investment previously classified as available-for-sale within other invested assets in the balance sheet. The Group economically hedges the investment with derivative instruments that offset this exposure. The changes in fair value of the derivatives are recorded in earnings. Electing the fair value option eliminates the mismatch previously caused by the economic hedging of the investment and reduces the volatility in the income statement. According to the nature of the investment, the Group revised the presentation in the current period and included it in equity securities held for trading.

Liabilities for life and health policy benefits
As of 1 January, the Group has elected the fair value option for existing SOP 03-01 guaranteed minimum death benefit (GMDB) reserves related to certain variable annuity contracts which are classified as universal life-type contracts. The Group has applied the fair value option as the equity risk associated with those contracts is managed on a fair value basis, and it is economically hedged with derivative options in the market.

Cumulative effect due to initial adoption of the fair value option

The initial adoption of the fair value option for existing transactions had a one-time effect on the corresponding balance sheet positions and retained earnings. The following table shows the adjustment on retained earnings for each balance sheet item as of 1 January 2008:

As of 1 January 2008 CHF millions	Carrying value prior to adoption	Impact upon adoption	Fair value after adoption
Assets			
Equity securities trading[1]	576		576
Liabilities			
Liabilities for life and health policy benefits	−108	−40	−148

[1] Prior to the election of the fair value option, the investment was reported in other invested assets. According to the nature of the investment, the Group revised the presentation in the current period and included it in equity securities held for trading.

The net impact on retained earnings from the fair value elections described above was an increase of CHF 33 million and a decrease of CHF 40 million, respectively.

Assets and liabilities measured at fair value pursuant to election of the fair value option

Pursuant to the election of the fair value option for the items described, the balances as of 30 June 2008 were as follows:

CHF millions	30 June 2008
Assets	
Fixed income securities trading	42 900
of which at fair value pursuant to the fair value option	1 029
Equity securities trading	17 238
of which at fair value pursuant to the fair value option	399
Liabilities	
Liabilities for life and health policy benefits	−44 461
of which at fair value pursuant to the fair value option	−110

Changes in fair values for items measured at fair value pursuant to election of the fair value option

Total losses included in earnings for the six months ended 30 June 2008, including foreign exchange impact, were CHF 140 million.

Fair value changes from fixed income securities trading (CHF −1 million) and equity securities trading (CHF −177 million) are reported in net realised investment gains/losses. Fair value changes from the guaranteed minimum death benefit reserves (CHF 38 million) are shown in life and health benefits.

4 Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost as of 31 December 2007 and 30 June 2008, approximated CHF 6713 million and CHF 4788 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties. The fair value of derivatives outstanding as of 31 December 2007 and 30 June 2008 was as follows:

	As of 31 December 2007			As of 30 June 2008		
CHF millions	Positive fair value	Negative fair value	Carrying value assets/liabilities	Positive fair value	Negative fair value	Carrying value assets/liabilities
Interest rate contracts						
Forwards and futures	88	–396	–308	122	–226	–104
Swaps	5330	–5483	–153	5594	–6459	–865
Other	101	–101		83	–95	–12
Total	5519	–5980	–461	**5799**	**–6780**	**–981**
Equity and index contracts						
Forwards and futures	670	–672	–2	2420	–2556	–136
Options	2763	–1997	766	2615	–1805	810
Swaps	290	–131	159	132	–48	84
Other	57	–11	46	58	–51	7
Total	3780	–2811	969	**5225**	**–4460**	**765**
Foreign currency						
Options	407	–359	48	334	–252	82
Swaps	2034	–2821	–787	1970	–3205	–1235
Other				18	–13	5
Total	2441	–3180	–739	**2322**	**–3470**	**–1148**
Other derivatives						
Credit derivatives	4011	–4071	–60	7219	–6217	1002
Catastrophe derivatives	1	–11	–10	5	–9	–4
Weather derivatives	3	–12	–9	73	–45	28
Other	40	–97	–57	111	–171	–60
Total	4055	–4191	–136	**7408**	**–6442**	**966**
Total derivative financial instruments	15795	–16162	–367	**20754**	**–21152**	**–398**

The Group offsets derivative assets and liabilities, including certain derivative related collateral contracts in the balance sheet, for which a right of offset under master netting agreements exists.

According to FIN 39-1, the fair value amounts recognised for the right to reclaim cash collateral or the obligation to return cash collateral that have been offset are CHF 5 296 million and CHF 6 821 million as of 31 December 2007 and 30 June 2008, respectively. The fair value amounts that have not been offset are CHF 302 million and CHF 356 million as of 31 December 2007 and 30 June 2008, respectively.

As of 31 December 2007 and 30 June 2008, other invested assets included derivative financial instruments with a fair value of CHF 6 168 million and CHF 4 607 million, respectively.

As of 31 December 2007 and 30 June 2008, other accrued expenses and other liabilities included derivative financial instruments with a fair value of CHF 6 535 million and CHF 5 005 million, respectively.

These derivative financial instruments include cash flow hedges with a fair value of CHF 21 million and nil as of 31 December 2007 and 30 June 2008, respectively.

Hedges of net investment in foreign operations

The Group designates non-derivative monetary financial instruments as hedging the foreign currency exposure of its net investment in certain foreign operations.

For the year ended 31 December 2007 and the half year ended 30 June 2008, the Group recorded net unrealised foreign currency remeasurement losses in shareholders' equity of CHF 668 million and CHF 1 138 million, respectively. This offsets translation gains and losses on the hedged net investment.

5 Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	Twelve months ended 31 December 2007 DAC	Twelve months ended 31 December 2007 PVFP	Six months ended 30 June 2008 DAC	Six months ended 30 June 2008 PVFP
Balance as of 1 January	5270	7550	5152	6769
Deferred	4123		1494	
Effect of acquisitions/disposals and retrocessions		265		
Amortisation	−3984	−977	−1380	−439
Interest accrued on unamortised PVFP		382		160
Effect of foreign currency translation	−257	−458	−474	−665
Effect of change in unrealised gains/losses		7		87
Balance as of period end	5152	6769	**4792**	**5912**

The amortisation of DAC in the first half of 2008 represents CHF 1 264 million and CHF 116 million for the Property & Casualty and Life & Health business segments, respectively.

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

6 Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines short-term debt as debt having a maturity at the balance sheet date of less than one year and long-term debt as having a maturity of greater than one year. Interest expense is classified accordingly. The Group's debt as of 31 December 2007 and 30 June 2008 was as follows:

CHF millions	2007	2008
Senior financial debt	1254	2300[1]
Senior operational debt	10478	8297
Subordinated financial debt	926	
Short-term debt – financial and operational debt	12658	**10597**
Senior financial debt	1367	292
Senior operational debt	8074	7981
Subordinated financial debt	6330	5941
Subordinated operational debt	7566	6780
Long-term debt – financial and operational debt	23337	**20994**
Total debt	35995	**31591**

[1] This includes the mandatory convertible bond issued in December 2005, due in December 2008, of CHF 998 million

The Group uses debt for general corporate purposes and to fund discrete pools of operational leverage and financial intermediation assets. Operational leverage and financial intermediation are subject to strong asset and liability matching, resulting in little to no risk that the assets will be insufficient to service and settle the liabilities. Debt used for operational leverage and financial intermediation is treated as operational debt and excluded by the rating agencies from financial leverage calculations. As of 31 December 2007 and 30 June 2008, operational leverage and financial intermediation liabilities amounted to CHF 52.4 billion (thereof CHF 9.8 billion non-recourse) and CHF 39.5 billion (thereof CHF 7.4 billion non-recourse), respectively.

Interest expense on long-term debt

Interest expense on long-term debt for the periods ended 30 June 2007 and 2008, respectively, was as follows:

	Three months ended 30 June		Six months ended 30 June	
CHF millions	2007	2008	2007	2008
Senior financial debt	42	3	75	24
Senior operational debt	77	89	158	173
Subordinated financial debt	88	80	159	165
Subordinated operational debt	42	79	42	165
Total	249	**251**	434	**527**

Long-term debt issued in 2008

In May 2008, the Group issued a structured EMTN of USD 280 million, due in 2010, bearing interest of three-month USD Libor, and a EUR 25 million EMTN with a three-year maturity and a coupon of 4.73 %.

7 Reinsurance information

For the three months ended 30 June

Premiums written, premiums earned and fees assessed against policyholders

CHF millions	Non-Life	Life&Health	2007 Total	Non-Life	Life&Health	2008 Total
Premiums written						
Direct	1129	515	1644	465	388	853
Assumed	3100	3008	6108	2823	2513	5336
Ceded	–152	–423	–575	–841	–243	–1084
Total premiums written	4077	3100	7177	**2447**	**2658**	**5105**
Premiums earned						
Direct	1064	518	1582	478	388	866
Assumed	3759	3014	6773	3655	2509	6164
Ceded	20	–420	–400	–681	–235	–916
Total premiums earned	4843	3112	7955	**3452**	**2662**	**6114**
Fee income from policyholders						
Direct		213	213		170	170
Assumed		98	98		63	63
Ceded		–33	–33		–32	–32
Total fee income from policyholders		278	278		**201**	**201**

Claims and claim adjustment expenses

	Non-Life	Life&Health	2007 Total	Non-Life	Life&Health	2008 Total
Claims						
Claims paid, gross	–4755	–2772	–7527	–3611	–2556	–6167
Claims paid, retro	451	413	864	234	319	553
Claims paid, net	–4304	–2359	–6663	–3377	–2237	–5614
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	1285	–669	616	1053	233	1286
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	–120	11	–109	202	–35	167
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	1165	–658	507	1255	198	1453
Claims and claim adjustment expenses; life and health benefits	–3139	–3017	–6156	**–2122**	**–2039**	**–4161**

Acquisition costs

	Non-Life	Life&Health	2007 Total	Non-Life	Life&Health	2008 Total
Acquisition costs						
Acquisition costs, gross	–790	–754	–1544	–855	–597	–1452
Acquisition costs, retro	–122	109	–13	158	78	236
Acquisition costs, net	–912	–645	–1557	**–697**	**–519**	**–1216**

For the six months ended 30 June

Premiums written, premiums earned and fees assessed against policyholders

CHF millions	Non-Life 2007	Life & Health 2007	Total 2007	Non-Life 2008	Life & Health 2008	Total 2008
Premiums written						
Direct	1 493	1 106	2 599	910	760	1 670
Assumed	11 180	5 996	17 176	9 642	5 260	14 902
Ceded	−875	−811	−1 686	−2 234	−602	−2 836
Total premiums written	11 798	6 291	18 089	**8 318**	**5 418**	**13 736**
Premiums earned						
Direct	1 465	1 109	2 574	1 036	761	1 797
Assumed	8 889	5 997	14 886	7 329	5 248	12 577
Ceded	−609	−805	−1 414	−1 223	−580	−1 803
Total premiums earned	9 745	6 301	16 046	**7 142**	**5 429**	**12 571**
Fee income from policyholders						
Direct		422	422		310	310
Assumed		140	140		133	133
Ceded		−71	−71		−59	−59
Total fee income from policyholders		491	491		**384**	**384**

Claims and claim adjustment expenses

CHF millions	Non-Life 2007	Life & Health 2007	Total 2007	Non-Life 2008	Life & Health 2008	Total 2008
Claims						
Claims paid, gross	−9 505	−5 489	−14 994	−7 527	−5 341	−12 868
Claims paid, retro	1 856	755	2 611	625	584	1 209
Claims paid, net	−7 649	−4 734	−12 383	−6 902	−4 757	−11 659
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	2 385	−1 215	1 170	2 160	464	2 624
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	−1 287	39	−1 248	62	−19	43
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	1 098	−1 176	−78	2 222	445	2 667
Claims and claim adjustment expenses; life and health benefits	−6 551	−5 910	−12 461	**−4 680**	**−4 312**	**−8 992**

Acquisition costs

CHF millions	Non-Life 2007	Life & Health 2007	Total 2007	Non-Life 2008	Life & Health 2008	Total 2008
Acquisition costs						
Acquisition costs, gross	−1 818	−1 440	−3 258	−1 668	−1 293	−2 961
Acquisition costs, retro	−60	204	144	276	140	416
Acquisition costs, net	−1 878	−1 236	−3 114	**−1 392**	**−1 153**	**−2 545**

Reinsurance assets and liabilities

CHF millions	Non-Life (As of 31 December 2007)	Life & Health (As of 31 December 2007)	Total (As of 31 December 2007)	Non-Life (As of 30 June 2008)	Life & Health (As of 30 June 2008)	Total (As of 30 June 2008)
Assets						
Reinsurance recoverable	5 041	9 191	14 232	4 675	7 982	12 657
Deferred acquisition costs	1 417	3 735	5 152	1 323	3 469	4 792
Liabilities						
Unpaid claims and claim adjustment expenses	73 171	15 357	88 528	66 126	13 879	80 005
Life and health policy benefits		50 026	50 026		44 461	44 461
Policyholder account balances		41 340	41 340		34 613	34 613

8 Earnings per share

CHF millions (except share data)	Three months ended 30 June 2007	2008	Six months ended 30 June 2007	2008
Basic earnings per share				
Income available to common shares	1 194	**564**	2 523	**1 188**
Weighted average common shares outstanding	341 521 260	**331 614 108**	347 629 137	**335 382 500**
Net income per share in CHF	3.50	**1.70**	7.26	**3.54**
Effect of dilutive securities				
Change in income available to common shares due to convertible bonds	40	**29**	81	**58**
Change in average number of shares due to convertible bonds and employee options	41 115 881	**27 826 541**	41 011 979	**27 750 078**
Diluted earnings per share				
Net income assuming debt conversion and exercise of options	1 234	**593**	2 604	**1 246**
Weighted average common shares outstanding	382 637 141	**359 440 649**	388 641 116	**363 132 578**
Net income per share in CHF	3.22	**1.65**	6.70	**3.43**

At the Group's 144th Ordinary General Meeting held on 18 April 2008, the shareholders approved the cancellation of 17.3 million shares with a total value of CHF 1.45 billion. These shares were repurchased under the share buy-back programme agreed at the 2007 Ordinary General Meeting. These shares were cancelled on 30 June 2008.

9 Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

In June 2008, the Group communicated its intention to change the structure of its Swiss other post-retirement benefits plan. The change is effective as of 1 July 2009 and results in a decrease of the accumulated benefit obligation of CHF 130 million in the current period.

Effective as of 1 January 2007, Swiss Re Group has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan will continue to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain healthcare and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the six months ended 30 June 2007 and 2008, respectively, were as follows:

	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
CHF millions	2007	2008	2007	2008	2007	2008
Service cost						
(net of participant contributions)	46	49	35	27	17	12
Interest cost	45	46	61	59	11	9
Expected return on assets	–71	–76	–50	–59		
Amortisation of:						
Net gain/loss	11		16	3		–5
Prior service cost	3	4			–4	–3
Effect of settlement, curtailment and						
termination		2				
Net periodic benefit cost	34	25	62	30	24	**13**

Employer's contributions for 2008

As of 30 June 2008, the Group contributed CHF 187 million to its defined benefit pension plans and CHF 7 million to other post-retirement plans, compared to CHF 142 million and CHF 7 million, respectively, in the same period of 2007.

The expected 2008 contributions to the defined benefit pension plans and to the post-retirement benefit plans, revised as of 30 June 2008 for latest information, amount to CHF 301 million (31 December 2007: CHF 213 million) and CHF 13 million (31 December 2007: CHF 14 million), respectively.

Impact of new accounting guidance

The Group changed the measurement date for its employee benefit plans from 30 September to 31 December for its 2008 financial statements in accordance with new generally accepted accounting guidance effective as of 1 January 2008. The corresponding adjustment to the opening balance of retained earnings and accumulated other comprehensive income was CHF 31 million and nil, respectively.

10 Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure and by the way in which management reviews the operating result of the Group.

In 2007, the Group changed the organisational structure resulting in a more complete integration of the Financial Services business within the Swiss Re Group. Following the new structure, the Group presents three operating business segments – Property & Casualty, Life & Health and Financial Markets. Items not allocated to these three business segments are included in the "Group items" column.

The Property & Casualty segment consists of the following sub-segments: Property traditional, Casualty traditional, Specialty traditional and non-traditional business. The Specialty traditional sub-segment includes certain parts of the former Credit Solutions business, Credit Reinsurance, Financial Guaranty business, Bank Trade Finance, and Credit securitisations. Certain parts of the former Capital Management and Advisory business are now included in the Property & Casualty business segment, including revenues and expenses related to Property & Casualty insurance-linked securities.

The Life & Health segment continues to consist of the following sub-segments: Life traditional, Health traditional and Admin Re®. Certain parts of the former Capital Management and Advisory business are now included in the Life & Health business segment, including variable annuity business.

The Financial Markets business segment consists of the following sub-segments: Credit & Rates, Equities & Alternative Investments and Other. The Financial Markets business segment includes proprietary returns on the Group's invested fixed income securities, equity securities and alternative investments. Third-party asset management is included in Credit & Rates. The sub-segment Other includes mark-to-market gains/losses on structured credit products.

Group items include certain costs of Corporate Centre functions not allocated to the business segments, certain foreign exchange items, interest expenses on operating and financial debt (except for directly allocated interest expenses to the segments) and other items not considered for the performance of the operating segments.

With the new segment structure, the allocation of investment results has been revised. Certain investment results, including investment income and realised gains on unit-linked business, with-profit business and reinsurance derivatives, are excluded from the performance of the Financial Markets business segment and directly allocated to the Property & Casualty and Life & Health business segments.

Proprietary return reported in Financial Markets is allocated to the Property & Casualty or Life & Health business segments. The allocation is now based on technical reserves and other information, including duration of the underlying liabilities.

The investment result of the Other sub-segment in Financial Markets is not allocated to the Property & Casualty or Life & Health segments.

The "Allocation" column eliminates the Financial Markets investment result as well as other revenues and/or expenses directly allocated to either the Property & Casualty or the Life & Health business segments.

The accounting policies of the business segments are in line with those described in the summary of significant accounting policies (see Note 1).

a) Business segment results

For the three months ended 30 June

2007 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	4843	3112				7955
Fee income from policyholders		278				278
Net investment income	1131	1498	2184	35	-1926	2922
Net realised investment gains/losses	112	1401	269	-226	-264	1292
Other revenues	26	2	26	33		87
Total revenues	6112	6291	2479	-158	-2190	12534
Expenses						
Claims and claim adjustment expenses; life and health benefits	-3139	-3017				-6156
Interest credited to policyholders		-1755				-1755
Acquisition costs	-912	-645				-1557
Other expenses	-424	-321		-167	-229	-1141
Interest expenses				-359	-42	-401
Total expenses	-4475	-5738	0	-526	-271	-11010
Operating income/loss	1637	553	2479	-684	-2461	1524

2008 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	3452	2662				6114
Fee income from policyholders		201				201
Net investment income	934	1220	1851	60	-1778	2287
Net realised investment gains/losses	-330	-1147	-913	109	567	-1714
Other revenues	16	2	13	5		36
Total revenues	**4072**	**2938**	**951**	**174**	**-1211**	**6924**
Expenses						
Claims and claim adjustment expenses; life and health benefits	-2122	-2039				-4161
Interest credited to policyholders		395				395
Acquisition costs	-697	-519				-1216
Other expenses	-427	-218		-106	-27	-778
Interest expenses				-312	-81	-393
Total expenses	**-3246**	**-2381**	**0**	**-418**	**-108**	**-6153**
Operating income/loss	**826**	**557**	**951**	**-244**	**-1319**	**771**

Proprietary return reported in Financial Markets is allocated to the Property & Casualty or Life & Health business segments. The allocation is based on technical reserves and other information, including duration of the underlying liabilities, and was allocated in the second quarter of 2007 and 2008 as follows:

CHF millions, for the three months ended 30 June 2007	Property & Casualty	Life & Health	Financial Markets	Allocated financing expenses	Allocation
Net investment income	1017	951	1968	-42	-1926
Net realised investment gains/losses	158	106	264	0	-264

CHF millions, for the three months ended 30 June 2008	Property & Casualty	Life & Health	Financial Markets	Allocated financing expenses	Allocation
Net investment income	887	972	1859	-81	-1778
Net realised investment gains/losses	-285	-282	-567	0	567

Business segment results

For the six months ended 30 June

2007 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	9745	6301				16046
Fee income from policyholders		491				491
Net investment income	1912	2573	3686	149	-3204	5116
Net realised investment gains/losses	539	2151	1055	-333	-1052	2360
Other revenues	48	2	53	51		154
Total revenues	12244	11518	4794	-133	-4256	24167
Expenses						
Claims and claim adjustment expenses; life and health benefits	-6551	-5910				-12461
Interest credited to policyholders		-2391				-2391
Acquisition costs	-1878	-1236				-3114
Other expenses	-801	-616		-279	-495	-2191
Interest expenses				-695	-42	-737
Total expenses	-9230	-10153	0	-974	-537	-20894
Operating income/loss	3014	1365	4794	-1107	-4793	3273

2008 CHF millions	Property & Casualty	Life & Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	7142	5429				12571
Fee income from policyholders		384				384
Net investment income	1986	2450	3783	116	-3669	4666
Net realised investment gains/losses	-194	-2846	-1482	399	268	-3855
Other revenues	41	2	39	23		105
Total revenues	**8975**	**5419**	**2340**	**538**	**-3401**	**13871**
Expenses						
Claims and claim adjustment expenses; life and health benefits	-4680	-4312				-8992
Interest credited to policyholders		1526				1526
Acquisition costs	-1392	-1153				-2545
Other expenses	-776	-474		-243	-67	-1560
Interest expenses				-700	-123	-823
Total expenses	**-6848**	**-4413**	**0**	**-943**	**-190**	**-12394**
Operating income/loss	**2127**	**1006**	**2340**	**-405**	**-3591**	**1477**

Proprietary return reported in Financial Markets is allocated to the Property & Casualty or Life & Health business segments. The allocation is based on technical reserves and other information, including duration of the underlying liabilities, and was allocated in the first six months of 2007 and 2008 as follows:

CHF millions, for the six months ended 30 June 2007	Property & Casualty	Life & Health	Financial Markets	Allocated financing expenses	Allocation
Net investment income	1678	1568	3246	-42	-3204
Net realised investment gains/losses	565	487	1052	0	-1052

CHF millions, for the six months ended 30 June 2008	Property & Casualty	Life & Health	Financial Markets	Allocated financing expenses	Allocation
Net investment income	1898	1894	3792	-123	-3669
Net realised investment gains/losses	-129	-139	-268	0	268

b) Property & Casualty business segment – by line of business

For the three months ended 30 June

2007 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	1 703	1 841	1 210	4 754	89	4 843
Net investment income	116	835	93	1 044	87	1 131
Net realised investment gains/losses	–35	84	16	65	47	112
Other revenues	–4		30	26		26
Total revenues	1 780	2 760	1 349	5 889	223	6 112
Expenses						
Claims and claim adjustment expenses	–913	–1 505	–612	–3 030	–109	–3 139
Acquisition costs	–325	–326	–230	–881	–31	–912
Other expenses	–117	–189	–92	–398	–26	–424
Total expenses	–1 355	–2 020	–934	–4 309	–166	–4 475
Operating income/loss	425	740	415	1 580	57	1 637
Claims ratio in %	53.6	81.7	50.6	63.7		
Expense ratio in %	26.0	28.0	26.6	26.9		
Combined ratio in %	79.6	109.7	77.2	90.6		

2008 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	1 173	1 263	935	3 371	81	3 452
Net investment income	104	592	160	856	78	934
Net realised investment gains/losses	–52	–192	–49	–293	–37	–330
Other revenues			–8	–8	24	16
Total revenues	**1 225**	**1 663**	**1 038**	**3 926**	**146**	**4 072**
Expenses						
Claims and claim adjustment expenses	–449	–1 026	–577	–2 052	–70	–2 122
Acquisition costs	–181	–259	–226	–666	–31	–697
Other expenses	–131	–186	–76	–393	–34	–427
Total expenses	**–761**	**–1 471**	**–879**	**–3 111**	**–135**	**–3 246**
Operating income/loss	**464**	**192**	**159**	**815**	**11**	**826**
Claims ratio in %	38.3	81.3	61.7	60.9		
Expense ratio in %	26.6	35.2	32.3	31.4		
Combined ratio in %	64.9	116.5	94.0	92.3		

Property & Casualty business segment – by line of business

For the six months ended 30 June

2007 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	3383	3783	2404	9570	175	9745
Net investment income	157	1409	166	1732	180	1912
Net realised investment gains/losses	26	395	56	477	62	539
Other revenues	–7		63	56	–8	48
Total revenues	3559	5587	2689	11835	409	12244
Expenses						
Claims and claim adjustment expenses	–1858	–3191	–1196	–6245	–306	–6551
Acquisition costs	–597	–682	–547	–1826	–52	–1878
Other expenses	–258	–338	–159	–755	–46	–801
Total expenses	–2713	–4211	–1902	–8826	–404	–9230
Operating income/loss	846	1376	787	3009	5	3014
Claims ratio in %	54.9	84.3	49.7	65.2		
Expense ratio in %	25.3	27.0	29.4	27.0		
Combined ratio in %	80.2	111.3	79.1	92.2		

2008 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	2416	2686	1882	6984	158	7142
Net investment income	220	1310	333	1863	123	1986
Net realised investment gains/losses	–32	–92	–19	–143	–51	–194
Other revenues			17	17	24	41
Total revenues	**2604**	**3904**	**2213**	**8721**	**254**	**8975**
Expenses						
Claims and claim adjustment expenses	–1450	–2058	–1054	–4562	–118	–4680
Acquisition costs	–355	–530	–466	–1351	–41	–1392
Other expenses	–246	–346	–107	–699	–77	–776
Total expenses	**–2051**	**–2934**	**–1627**	**–6612**	**–236**	**–6848**
Operating income/loss	**553**	**970**	**586**	**2109**	**18**	**2127**
Claims ratio in %	60.0	76.7	56.0	65.3		
Expense ratio in %	24.9	32.6	30.5	29.4		
Combined ratio in %	84.9	109.3	86.5	94.7		

c) Life & Health business segment – by line of business

For the three months ended 30 June

2007 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	2099	704	309	3112
Fee income from policyholders	14		264	278
Net investment income	461	190	847	1498
Net realised investment gains/losses	243	–18	1176	1401
Other revenues	2			2
Total revenues	2819	876	2596	6291
Expenses				
Claims and claim adjustment expenses; life and health benefits	–1726	–633	–658	–3017
Interest credited to policyholders	–191		–1564	–1755
Acquisition costs	–438	–104	–103	–645
Other expenses	–158	–48	–115	–321
Total expenses	–2513	–785	–2440	–5738
Operating income/loss	306	91	156	553
Operating result, excluding non-participating net realised investment gains/losses	234	109	124	467
Net investment income – unit-linked	30		241	271
Net investment income – with-profit business			102	102
Net investment income – non-participating	431	190	504	1125
Net realised investment gains/losses – unit-linked	171		1117	1288
Net realised investment gains/losses – with-profit business			27	27
Net realised investment gains/losses – non-participating	72	–18	32	86
Operating revenues[1]	2546	894	1077	4517
Management expense ratio in %	6.2	5.4	10.7	7.1
Benefit ratio[2] in %				89.6

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business.
[2] The benefit ratio is calculated as claims divided by premiums, excluding unit-linked and with-profit business.

Life & Health business segment – by line of business

For the three months ended 30 June

2008 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	1827	579	256	2662
Fee income from policyholders	14		187	201
Net investment income	352	191	677	1220
Net realised investment gains/losses	–298	–24	–825	–1147
Other revenues	2			2
Total revenues	**1897**	**746**	**295**	**2938**
Expenses				
Claims and claim adjustment expenses; life and health benefits	–1401	–330	–308	–2039
Interest credited to policyholders	212		183	395
Acquisition costs	–314	–69	–136	–519
Other expenses	–112	–50	–56	–218
Total expenses	**–1615**	**–449**	**–317**	**–2381**
Operating income/loss	**282**	**297**	**–22**	**557**
Operating result, excluding non-participating net realised investment gains/losses	**322**	**321**	**88**	**731**
Net investment income – unit-linked	48		180	228
Net investment income – with-profit business			60	60
Net investment income – non-participating	304	191	437	932
Net realised investment gains/losses – unit-linked	–258		–594	–852
Net realised investment gains/losses – with-profit business			–121	–121
Net realised investment gains/losses – non-participating	–40	–24	–110	–174
Operating revenues[1]	2147	770	880	3797
Management expense ratio in %	5.2	6.5	6.4	5.7
Benefit ratio[2] in %				77.5

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business.
[2] The benefit ratio is calculated as claims divided by premiums, excluding unit-linked and with-profit business.

Life & Health business segment – by line of business

For the six months ended 30 June

2007 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	4074	1462	765	6301
Fee income from policyholders	21		470	491
Net investment income	828	320	1425	2573
Net realised investment gains/losses	459	42	1650	2151
Other revenues	2			2
Total revenues	5384	1824	4310	11518
Expenses				
Claims and claim adjustment expenses; life and health benefits	–3179	–1273	–1458	–5910
Interest credited to policyholders	–245		–2146	–2391
Acquisition costs	–817	–240	–179	–1236
Other expenses	–319	–87	–210	–616
Total expenses	–4560	–1600	–3993	–10153
Operating income/loss	824	224	317	1365
Operating result, excluding non-participating net realised investment gains/losses	540	182	98	820
Net investment income – unit-linked	58		347	405
Net investment income – with-profit business			162	162
Net investment income – non-participating	770	320	916	2006
Net realised investment gains/losses – unit-linked	175		1414	1589
Net realised investment gains/losses – with-profit business			17	17
Net realised investment gains/losses – non-participating	284	42	219	545
Operating revenues[1]	4867	1782	2151	8800
Management expense ratio in %	6.6	4.9	9.8	7.0
Benefit ratio[2] in %				92.0

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business.
[2] The benefit ratio is calculated as claims divided by premiums, excluding unit-linked and with-profit business.

Life & Health business segment – by line of business

For the six months ended 30 June

2008 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	3715	1234	480	5429
Fee income from policyholders	32		352	384
Net investment income	642	349	1459	2450
Net realised investment gains/losses	–316	–21	–2509	–2846
Other revenues	2			2
Total revenues	**4075**	**1562**	**–218**	**5419**
Expenses				
Claims and claim adjustment expenses; life and health benefits	–2887	–877	–548	–4312
Interest credited to policyholders	166		1360	1526
Acquisition costs	–728	–194	–231	–1153
Other expenses	–229	–88	–157	–474
Total expenses	**–3678**	**–1159**	**424**	**–4413**
Operating income/loss	**397**	**403**	**206**	**1006**
Operating result, excluding non-participating net realised investment gains/losses	**455**	**424**	**244**	**1123**
Net investment income – unit-linked	75		346	421
Net investment income – with-profit business			138	138
Net investment income – non-participating	567	349	975	1891
Net realised investment gains/losses – unit-linked	–258		–2022	–2280
Net realised investment gains/losses – with-profit business			–449	–449
Net realised investment gains/losses – non-participating	–58	–21	–38	–117
Operating revenues[1]	4316	1583	1807	7706
Management expense ratio in %	5.3	5.6	8.7	6.2
Benefit ratio[2] in %				84.5

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business.
[2] The benefit ratio is calculated as claims divided by premiums, excluding unit-linked and with-profit business.

d) Financial Markets

For the three months ended 30 June

2007 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	1 909	281	−6	2 184
Net realised investment gains/losses	−186	445	10	269
Other revenues	26			26
Total revenues	1 749	726	4	2 479
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	0	0	0	0
Operating income/loss	1 749	726	4	2 479

2008 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	1 792	61	−2	1 851
Net realised investment gains/losses	−875	301	−339	−913
Other revenues	12	1		13
Total revenues	**929**	**363**	**−341**	**951**
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	**0**	**0**	**0**	**0**
Operating income/loss	**929**	**363**	**−341**	**951**

Financial Markets

For the six months ended 30 June

2007 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	3483	214	−11	3686
Net realised investment gains/losses	48	988	19	1056
Other revenues	53			53
Total revenues	3584	1202	8	4794
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	0	0	0	0
Operating income/loss	3584	1202	8	4794

2008 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	3690	94	−1	3783
Net realised investment gains/losses	−982	706	−1206	−1482
Other revenues	38	1		39
Total revenues	**2746**	**801**	**−1207**	**2340**
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	**0**	**0**	**0**	**0**
Operating income/loss	**2746**	**801**	**−1207**	**2340**

11 Variable interest entities

The Group holds a variable interest in various entities due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships, hedge funds, debt financing and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The Group's variable interests arise through ownership of insurance-linked and credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

Investment vehicles also include private equity limited partnerships and hedge funds. The Group's variable interests arise through an ownership interest in the vehicle or a guarantee of the value of the assets held by the vehicle. The maximum exposure to loss equals the carrying amount of the ownership interest or the maximum amount payable under the guarantee.

Debt financing vehicles issue loan notes to provide the Group with funding. The maximum potential loss is limited to the lower of the total assets excluding the funding provided to the Group and the carrying amount of the Group's ownership interest.

The following table shows the total assets of VIEs of which the Group is the primary beneficiary, but does not hold a majority voting interest:

CHF millions	As of 31 December 2007	**As of 30 June 2008**
Modified coinsurance agreement	4022	3818
Investment vehicles	8007	6963
Other	1	
Total	12030	**10781**

As of 30 June 2008, the consolidation of the VIEs resulted in a minority interest in the balance sheet of CHF 401 million (2007: CHF 435 million). The minority interest is included in accrued expenses and other liabilities. The net minority interest in income was CHF 44 million and CHF 9 million net of tax for the six months ended 30 June 2007 and 2008, respectively. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

The following table shows the total assets of, and maximum exposure to loss in, VIEs in which the Group holds a significant variable interest:

	As of 31 December 2007		**As of 30 June 2008**	
CHF millions	Total Assets	Maximum exposure to loss	Total Assets	Maximum exposure to loss
Insurance-linked/credit-linked securitisations	10874	10874	7999	7999
Investment vehicles	17684	2089	6535	1881
Debt financing	7753	526	5954	470
Other	1690	1137	1775	1303
Total	38001	14626	**22263**	**11653**

12 Contingent liabilities

On 27 February 2008 a putative securities class action complaint was filed in the US District Court for the Southern District of New York against Swiss Re Zurich and various of its executive officers alleging false and misleading statements in connection with the mark-to-market loss, announced on 19 November 2007. On 28 July 2008, the court appointed Plumbers' Union Local No. 12 Pension Fund as the lead plaintiff for the class action. Swiss Re Zurich intends to vigorously defend against the class action.

Note on market risk

In November 2007, Swiss Re reported a fourth quarter CHF 1.2 billion mark-to-market loss arising from its exposure to two related structured credit default swaps written by its former Credit Solutions business. For 2007, the mark-to-market loss was CHF 1.3 billion before tax, and, for the first two quarters of 2008, Swiss Re reports a further loss of CHF 1.2 billion. With respect to these credit default swaps, Swiss Re remains exposed to continued fluctuations in the market value of the underlying securities and could be required to report further mark-to-market losses. Were the credit markets to continue to deteriorate, Swiss Re could face further losses in other areas of its portfolio, including other structured instruments it holds.

The deterioration in the credit markets has had, and can be expected to have (at least in the near term), an adverse impact on the ability of market participants, including Swiss Re and its counterparties, to value credit default swaps and other credit-related instruments. For financial reporting purposes, Swiss Re values its exposures on a mark-to-market basis, which focuses on market valuations, even where no market may exist, as opposed to potential ultimate cash losses. In the absence of a liquid market, various methodologies may be available to value securities positions. Valuation is a complex process involving quantitative modelling and management judgment, which is also impacted by external factors, including default rates, rating agency action, financial strength of counterparties and prices of observable comparable market transactions. Valuation processes can produce different outcomes and such differences can be significant. This creates additional uncertainty and differences of opinion among counterparties to swaps and other similar instruments as to obligations in respect of collateral and other terms of such instruments. These, in turn, could result in disputes among counterparties as to the respective obligations of the counterparties, the outcomes of which are difficult to predict and could be material.

Swiss Re becomes aware of counterparty valuations either directly, through the exchange of information, or indirectly, for example, through demands for Swiss Re to post collateral. These valuations may differ significantly from Swiss Re's estimates. Counterparty valuation estimates for collateral purposes are considered in the independent price verification process and may result in adjustments to initially indicated valuations.

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- changes in global economic conditions and the risk of a global economic downturn;
- direct and indirect impact of continuing deterioration in the credit markets, and further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures and of monoline insurance companies;
- the occurrence of other unanticipated market developments or trends;
- the ability to maintain sufficient liquidity and access to capital markets;
- the cyclicality of the reinsurance industry;
- uncertainties in estimating reserves;
- the effect of market conditions, including the global equity and credit markets, and the level and volatility of equity prices, interest rates, currency values and other market indices;
- changes in Swiss Re's investment results;
- uncertainties in valuing credit default swaps and other credit-related instruments;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of Swiss Re's subsidiaries;
- political risks in the countries in which Swiss Re operates or in which it insures risks;
- extraordinary events affecting Swiss Re's clients and other counterparties, such as bankruptcies, liquidations and other credit-related events;
- risks associated with implementing Swiss Re's business strategies;
- the impact of current, pending and future legislation, regulation and regulatory and legal actions;
- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- changing levels of competition; and
- operational factors, including the efficacy of risk management and other internal procedures in managing the foregoing risks.

These factors are not exhaustive. Swiss Re operates in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. Swiss Re undertakes no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Corporate calendar
25 September 2008
Investors' Day

4 November 2008
Third quarter results

19 February 2009
2008 annual results

17 April 2009
145th Annual General Meeting

7 May 2009
First quarter results

Contact information

Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Media Relations
Simone Lauper
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Second Quarter 2008 Report

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-003355
© 1996 Forest Stewardship Council
FSC

This report is printed on sustainably produced paper. The wood used comes from forests certified to 100 per cent by the Forest Stewardship Council (FSC).

Original version in English

The Second Quarter 2008 Report is also available in German and French.

The web version of the Second Quarter 2008 Report is available at:
www.swissre.com/investorrelations

Order no: 1492019_08_en

CCHCC, 8/08, 2500 en

[redacted]

END